GREEN BRIDGE CORPORATION

FORM C-AR - ANNUAL REPORT

For the Fiscal Year Ended December 31, 2025

CIK 0002088395 | SEC File No. 020-36436

Filing Date: October 9, 2026

Legal Name	Green Bridge Corporation
Jurisdiction / Form	Delaware corporation
Date of Organization	February 18, 2021
Principal Office / Website	903 N State St, Raleigh, NC 27604 | greenbridge.energy

This annual report is intended to accompany the issuer's Form C-AR EDGAR filing and the restated audited consolidated financial statements identified in the Exhibits section.

1. Issuer Information

Legal name: Green Bridge Corporation

Legal form and jurisdiction: Delaware corporation

Date of organization: February 18, 2021

Principal place of business: 903 N State St, Raleigh, North Carolina 27604

Website: https://greenbridge.energy

2. Prior Ongoing Reporting Compliance

Green Bridge Corporation did not timely file its Form C-AR for the fiscal year ended December 31, 2025, which was due within 120 days after fiscal year-end. This Form C-AR is being filed to cure that delinquency. The Company intends to comply with the ongoing reporting requirements of Regulation Crowdfunding for so long as those requirements remain applicable.

3. Directors and Officers

Byrne Huddleston - Chief Executive Officer; Director (January 2021 - present)

Co-founder and CEO responsible for strategic planning, portfolio growth and Company performance. Previously spent nearly 20 years at GE Capital in commercial and leadership roles and led more than $1 billion of project investments across middle-market commercial and industrial companies and municipalities. He holds an MBA from the University of North Carolina at Chapel Hill and a BA from Randolph-Macon College.

Adam McBride - Chief Financial Officer; Fund Leader (July 2023 - present)

Responsible for formation and management of investment vehicles and partnerships. Previously spent more than 15 years in alternative investments, due diligence, portfolio management and fund operations, including as Associate Portfolio Manager at Chesapeake Asset Management. He graduated from Georgetown University and is a CFA charterholder.

Justin Sullivan - Chairman; Chief Investment Officer (January 2021 - present)

Co-founder leading capital strategy and allocation. Previously spent nearly 20 years across GE energy and financing businesses, including GE Renewable Hybrids, Distributed Energy Solutions and GE Corporate Finance. He holds a BA from Williams College.

Adam Brown - Senior Vice President, Finance and Development (January 2021 - present)

Co-founder leading project finance and development for solar, battery storage and related infrastructure projects. He has more than a decade of commercial real-estate consulting and development experience and moved into utility-scale solar development in 2016. He holds a BA from Gonzaga University.

4. Principal Security Holders

As of September 30, 2026, the following persons beneficially owned 20% or more of the Company's outstanding voting equity securities, calculated on the diluted basis contemplated by the Form C instructions:

Holder	No. and Class of Securities Held	Voting Power (diluted basis)
Byrne Huddleston	54,000 Common	~31.9%
Justin Sullivan	54,000 Common	~31.9%

The diluted denominator used above is 169,056 securities: 148,500 common shares outstanding plus 20,556 outstanding options as of August 31, 2026.

5. Business and Anticipated Business Plan

Green Bridge Corporation develops energy and critical-infrastructure projects in the United States. The Company develops, owns and/or manages commercial and industrial solar projects and battery-storage assets and has expanded into powered-land development for data centers and other energy and critical-infrastructure opportunities. Projects may be developed or owned through separate special-purpose entities. The Company seeks to create value by identifying projects, securing site and commercial rights, completing technical and regulatory diligence, arranging development and project capital, and advancing projects toward construction, financing, sale or long-term ownership. Proceeds of the Company's Regulation Crowdfunding notes remain subject to the use-of-proceeds terms described in the applicable offering materials.

6. Employees

As of September 30, 2026, the Company had eight full-time employees and one part-time employee. The Company also engaged one independent contractor.

7. Material Risk Factors

- **Development and execution risk.** The Company invests time and capital before projects are fully permitted, interconnected, financed or contracted. Projects may fail to achieve site control, utility interconnection, permits, engineering milestones, financing, customer contracts, construction or other development milestones, and development expenditures may not be recovered.
- **Power, interconnection and permitting risk.** Many projects depend on utility capacity, interconnection studies, system upgrades, large-load requirements, permitting and environmental approvals. Delays, cost increases or adverse regulatory outcomes can materially delay, resize or prevent a project.
- **Liquidity and going-concern risk.** The restated audited FY2025 financial statements reflect an operating loss, a net loss, an accumulated deficit and negative operating cash flows. Management concluded that substantial doubt about the Company's ability to continue as a going concern was alleviated based on two development partnership agreements and related cash-flow forecasts, but the Company remains dependent on successful project execution, cash receipts and access to capital.
- **Project-monetization and counterparty risk.** A meaningful portion of liquidity may come from development fees, milestone payments, project sales and capital partnerships. Utilities, landowners, contractors, equipment suppliers, offtakers, data center operators and capital partners may delay performance or fail to perform.
- **Regulatory and incentive risk.** Project economics may be affected by changes in federal or state tax incentives, clean-energy programs, tariffs, interconnection and market rules, environmental requirements and other energy or infrastructure policies. Federal tax legislation enacted in 2025 accelerated the phase-down of certain federal tax credits available to solar projects and introduced additional eligibility restrictions, which may affect the economics, timing or viability of certain projects.
- **Debt-service risk.** The Company has Regulation Crowdfunding debt and officer/director indebtedness requiring scheduled interest and principal payments. Project delays, lower-than-expected cash receipts or refinancing constraints could impair the Company's ability to meet obligations when due.
- **Project-company structural risk.** Projects and investments may be held through special-purpose or affiliated entities. Cash generated at the project level may be subject to contractual, financing, tax or other restrictions before it is available to the parent company.
- **Key-person and personnel risk.** The Company depends on a relatively small management team and specialized personnel. The loss of key personnel or inability to recruit and retain qualified employees could impair execution.
- **Financial reporting and internal control risk.** The Company restated its financial statements for the year ended December 31, 2025 to recognize stock-based compensation expense and to reflect changes in its capital structure, and it did not timely file this annual report. The Company is a small organization with limited accounting resources. Future errors, restatements or late filings could occur and could affect investor confidence or the Company’s eligibility to conduct future exempt offerings.
- **Future financings and dilution risk.** The Company expects to require additional capital and may issue common stock, preferred stock, convertible securities, options or debt. Future equity securities may have rights, preferences or privileges senior to those of the common stock, and additional indebtedness may rank senior to or pari passu with existing notes to the extent permitted by their terms. Such issuances could dilute existing stockholders or reduce amounts available to existing creditors.

8. Ownership and Capital Structure

The Company has one class of voting common stock. As of August 31, 2026, corporate records reflected 250,000 authorized shares of common stock, 150,000 issued shares, 1,500 shares held in treasury and 148,500 shares outstanding. Each outstanding share is entitled to one vote.

The Company maintains a 25,000-share Omnibus Equity Incentive Plan adopted in 2025. As of August 31, 2026, options to acquire 20,556 shares were outstanding and 4,444 shares remained available for future grants. Exercise of outstanding options or additional equity issuances could dilute existing stockholders.

The Company also has debt securities outstanding, including Regulation Crowdfunding notes and officer/director promissory notes described below. Holders of those debt securities do not receive common-stock voting rights solely by reason of holding the debt.

9. Material Indebtedness

Debt	Rate	Maturity	Principal / Amount	Material Terms
Solar for La Colombiere - Reg CF	9.75%	60 months from issuance	$539,436 face principal	Interest-only note; contractual interest is payable on face principal. The audited balance sheet reports a GAAP carrying amount of $484,080 at December 31, 2025 and accrued interest of $4,742.
Massachusetts Battery Storage - Reg CF	10.00%	07/01/2028	$422,261	176 actual investors; issuance date 03/25/2026.
Texas Battery Storage - Reg CF	10.00%	10/01/2028	$556,583	335 actual investors; issuance date 06/17/2026.
Officer/director promissory notes	Applicable federal rate for month of advance, compounded annually	08/01/2027	$411,500	Unsecured working-capital notes from Justin Sullivan ($135,000), Byrne Huddleston ($133,000) and Adam McBride ($143,500); subordinated to the Company’s Regulation Crowdfunding notes; interest-only and prepayable without penalty.

10. Exempt Offerings During the Prior Three Years

Offering / Security	Exemption	Period	Amount	Use / Terms
Solar for La Colombiere	Regulation Crowdfunding	10/03/2025 - 11/07/2025	$539,436	Debt financing; proceeds used as described in the offering materials.
Massachusetts Battery Storage	Regulation Crowdfunding	02/04/2026 - 03/25/2026	$422,261	Pre-development capital for Massachusetts battery-storage projects.
Texas Battery Storage	Regulation Crowdfunding	04/30/2026 - 07/29/2026	$556,583	Pre-development capital for Texas battery-storage projects.
Employee / service-provider options	Rule 701 and/or Section 4(a)(2), as applicable	2025 - 08/31/2026	20,556 options outstanding; no cash proceeds	Compensatory grants under the Company's Omnibus Equity Incentive Plan.
Officer/director promissory notes	Section 4(a)(2)	08/07/2025 - 11/13/2025	$411,500	Unsecured working-capital notes issued to officers/directors; see Sections 9 and 11.

11. Related-Party Transactions

During 2025, the Company borrowed an aggregate of $411,500 from certain officers and directors for working-capital purposes: $135,000 from Justin Sullivan, Chairman; $133,000 from Byrne Huddleston, Chief Executive Officer and Director; and $143,500 from Adam McBride, Chief Financial Officer. The loans are unsecured, are subordinated to the Company’s Regulation Crowdfunding notes, bear interest at the applicable federal rate for the month of each advance, compounded annually, and mature August 1, 2027. They are prepayable without penalty. The full $411,500 principal amount remained outstanding at December 31, 2025.

12. Financial Condition, Liquidity and Results of Operations

Results of operations. For the year ended December 31, 2025, the Company generated revenue of $1,508,522, compared with $5,626,651 in 2024, a decrease of approximately 73%. The decrease reflects the timing of project completions and monetizations between periods rather than a change in the Company’s business; revenue is recognized when projects or development milestones are completed and can vary significantly from year to year. Gross profit was $1,273,866, compared with $4,456,361 in 2024. Selling, general and administrative expense was $3,572,854, including approximately $1,037,726 of stock-based compensation expense recognized in the restated financial statements; excluding that non-cash expense, selling, general and administrative expense was approximately $2.5 million. The Company reported an operating loss of $2,298,988 and a net loss of $2,343,735 in 2025, compared with operating income of $1,005,371 and net income of $539,380 in 2024.

Liquidity. At December 31, 2025, the Company had cash and cash equivalents of $242,796, total current assets of $244,196 and total current liabilities of $38,920, resulting in positive working capital of $205,276. Total assets were $1,074,815, total liabilities were $934,500 and total stockholders' equity was $140,315.

Capital resources and debt service. During 2025, the Company financed operations and project activity with Regulation Crowdfunding debt and officer/director loans. The Solar for La Colombiere notes have $539,436 of

contractual face principal; the audited balance sheet reports a GAAP carrying amount of $484,080 at December 31, 2025. The Company also had $411,500 of officer/director loans outstanding at year-end. In 2026, the Company raised $422,261 through its Massachusetts battery-storage Regulation Crowdfunding offering and $556,583 through its Texas battery-storage Regulation Crowdfunding offering.

Material trends and uncertainties. The restated audited financial statements note operating losses, an accumulated deficit and negative operating cash flows in 2025. Management concluded that substantial doubt about the Company's ability to continue as a going concern was alleviated based on two development partnership agreements and related cash-flow forecasts. The Company continues to depend on timely project execution, milestone receipts, financing availability and counterparty performance.

13. Financial Statements

The Company is providing its restated audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, together with the independent auditor's report of Roy & Associates, CPA P.C. The auditor's report is dated July 13, 2026, except for Notes 8 and 13, which are dated September 24, 2026. The restated financial statements recognize stock-based compensation expense and revise the Company's equity and capital-structure disclosures. See Exhibit 99.2.

14. Other Material Information and Subsequent Events

Since December 31, 2025, the Company completed additional Regulation Crowdfunding debt offerings for Massachusetts and Texas battery-storage development. The Massachusetts offering sold $422,261 to 176 actual investors and was issued March 25, 2026 with a July 1, 2028 maturity. The Texas offering sold $556,583 to 335 actual investors and was issued June 17, 2026 with an October 1, 2028 maturity. In August 2026, the Company executed the first Massachusetts battery-storage project transaction under its development program.

15. Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding, the issuer has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned, and the Form C-AR has been signed by the following persons in the capacities indicated.

GREEN BRIDGE CORPORATION

By: Thomas Byrne Huddleston
Thomas Byrne Huddleston (Oct 8, 2026 09:35:28 EDT)

Name: Byrne Huddleston

Title: Chief Executive Officer

Date: Oct 8, 2026

Name	Capacity	Signature / Date
Byrne Huddleston	Chief Executive Officer; Director	Signature: Thomas Byrne Huddleston Thomas Byrne Huddleston (Oct 8, 2026 09:35:28 EDT) Date: Oct 8, 2026
Justin Sullivan	Chairman; Director	Signature: Justin Sullivan (Oct 8, 2026 16:33:54 EDT) Date: Oct 8, 2026
Adam McBride	Chief Financial Officer (Principal Financial and Accounting Officer)	Signature: Adam McBride (Oct 8, 2026 09:32:15 EDT) Date: Oct 8, 2026

16. Exhibits and Public Filing References

Exhibit 99.1 - This Form C-AR Annual Report narrative.

Exhibit 99.2 - Green Bridge Corporation Restated Audited Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024, together with the independent auditor's report of Roy & Associates, CPA P.C. (attached separately).

Related SEC Regulation Crowdfunding filings:

- Solar for La Colombiere - Form C, filed October 3, 2025
- Massachusetts Battery Storage - Form C, filed February 4, 2026
- Massachusetts Battery Storage - Form C-U, filed April 1, 2026
- Texas Battery Storage - Form C, filed April 30, 2026
- Texas Battery Storage - Form C-U, signed June 22, 2026
- SEC Form C and Instructions

The SEC links above are provided for convenience and reference to previously filed public disclosure.